UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2006 Commission file number 001-09553

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

CBS 401(k) PLAN
(Full title of the plan)

CBS CORPORATION
(Name of issuer of the securities held pursuant to the plan)

51 West 52nd Street New York, New York 10019
(Address of principal executive offices)

CBS 401(k) PLAN

FINANCIAL STATEMENTS AND EXHIBIT

DECEMBER 31, 2006

Schedule
Supplemental Schedule:
Schedule H, line 4i — Schedule of Assets (Held at End of Year)	S – 1

All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S – 2

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
CBS 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CBS 401(k) Plan (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental Schedule of Assets (Held at End of Year) is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 3, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2005.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 26, 2007

CBS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	At December 31,
	2006	2005
Assets
Cash and cash equivalents	$97	$67

Investments:
Investments, at fair value	705,729	795,435
Investments in master trust investment accounts	1,311,510	1,461,213
Participant loans, at fair value	24,643	32,074

Receivables:
Employee contributions	1,262	1,885
Employer contributions	473	705
Interest and dividends	974	788
Total assets	2,044,688	2,292,167

Liabilities
Accrued expenses and other liabilities	66	710
Due to broker for securities purchased, net	347	739
Net assets available for benefits, at fair value	2,044,275	2,290,718
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,913	2,046
Net assets available for benefits	$2,049,188	$2,292,764

The accompanying notes are an integral part of these financial statements.

CBS 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended
December 31, 2006
Additions to net assets attributed to:
Investment income:
Dividends	$8,020
Interest	3,271
Net appreciation in fair value of investments	90,722
Income from master trust investment accounts	118,279

Contributions:
Employee	104,409
Employer	33,633
Rollover	5,765
Total additions	364,099

Deductions from net assets attributed to:
Benefits paid to participants	(220,205)
Plan expenses	(1,347)
Plan transfers (Note 1)	(386,123)
Total deductions	(607,675)

Net decrease	(243,576)

Net assets available for benefits, beginning of year	2,292,764

Net assets available for benefits, end of year	$2,049,188

The accompanying notes are an integral part of these financial statements.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1 — THE SEPARATION

The separation of former Viacom Inc. (“Former Viacom”) into two publicly traded entities, CBS Corporation (the “Company” or “CBS Corp.”) and new Viacom Inc. (“Viacom Inc.”) was completed on December 31, 2005 (the “Separation”).  The Separation was accomplished pursuant to a merger in which a subsidiary of Former Viacom was merged with and into Former Viacom, with Former Viacom continuing as the surviving entity. On December 31, 2005, Former Viacom was renamed “CBS Corporation” and each outstanding share of Former Viacom class A common stock was converted into .5 of a share of CBS Corp. Class A Common Stock and .5 of a share of Viacom Inc. class A common stock and each outstanding share of Former Viacom class B common stock was converted into .5 of a share of CBS Corp. Class B Common Stock and .5 of a share of Viacom Inc. class B common stock (“Share Conversion”).  As a result of the Separation, the Viacom 401(k) Plan was renamed the CBS 401(k) Plan (the “Plan”).  Participant accounts were adjusted to reflect the Share Conversion on January 3, 2006, the first day of trading for CBS Corp. and Viacom Inc. common stock.  A new Viacom Inc. 401(k) plan was established by Viacom Inc. on January 1, 2006.  In January 2006, net assets of $386.1 million held in accounts for approximately 16,700 participants who were employed by Viacom Inc. were transferred out of the Plan and into the new Viacom Inc. 401(k) Plan.  The net assets available for benefits at December 31, 2005 include net assets attributable to participant accounts for employees of both CBS Corp. and Viacom Inc.

NOTE 2 — PLAN DESCRIPTION

The following is a brief description of the Plan and is provided for general information only.  Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan, sponsored by the Company, is a defined contribution plan offered on a voluntary basis to eligible employees of the Company and its subsidiaries.

Eligible full-time employees are automatically enrolled in the Plan following the attainment of age 21, unless they elect not to participate.  Part-time employees are eligible to participate in the Plan upon attainment of age 21 and completion of one thousand hours of service within a consecutive twelve-month period.  The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) and the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and is administered by a retirement committee appointed by the Company’s Board of Directors (the “Board”).

Mellon Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan.  Certain Plan investments are shares of funds managed by the Trustee or companies affiliated with the Trustee and therefore qualify as a party-in-interest transaction.  The fair value of these investments was $50.8 million at December 31, 2006 and $65.7 million at December 31, 2005 and these

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

investments appreciated by $2.5 million for the year ended December 31, 2006.  In addition, certain Plan investments are shares of CBS Corp. and Viacom Inc. common stock and therefore qualify as a party-in-interest transaction. The fair value of these investments was $273.9 million at December 31, 2006 and $360.6 million at December 31, 2005 and these investments appreciated by $32.7 million for the year ended December 31, 2006.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and the participant’s share of the investment income and any realized or unrealized gains or losses of the Plan’s assets, net of certain plan expenses.

During 2006, plan participants had the option of investing their contributions or existing account balances among fifteen investment options.  These investment options include master trust investment accounts (“Master Trust Investment Accounts” or “MTIAs”), commingled trust funds (“common collective trusts”), registered investment companies (mutual funds) and CBS Corp. Class B Common Stock.  Effective January 1, 2006, no new investments in the Viacom Inc. common stock fund were permitted.

Participants may also elect to open a self directed brokerage account (“SDA”).  Participants may not contribute directly to the SDA, but may transfer balances to the SDA from other investment funds except the INVESCO Stable Value Fund (“INVESCO Fund”).  A participant may transfer up to 25% of his or her account balance (net of loans) to the SDA.  The initial transfer to the SDA may not be less than $2,500 and subsequent individual transfers may not be less than $1,000.

Contributions

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Code limitations set forth below.  The level of employer matching contributions is entirely at the discretion of the Board for all participants in the Plan.  Effective February 1, 2006, the Board set the employer’s matching contribution at 60% of the first 5% of eligible compensation for the following twelve-month period.  This matching contribution is consistent with the Board’s February 1, 2005 election for the matching contribution from February 2005 through January 2006.

Eligible full-time newly hired employees are immediately eligible to participate in the Plan and deemed to have authorized the Company to make before-tax contributions in the Plan in an amount equal to 5% of the employee’s eligible compensation upon his or her date of hire.  Any such deemed authorization takes effect following the 45th day the employee becomes eligible to participate in the Plan.  However, a deemed authorization does not take effect if, during the 45-day

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

period the employee elects not to participate in the Plan or to participate at a different contribution rate.

Employer matching contributions are initially invested entirely in CBS Corp. Class B Common Stock.  Effective January 1, 2006, participants are permitted to immediately transfer their Company matching contributions out of CBS Corp. Class B Common Stock and into any other investment option.  Prior to January 1, 2006 only fully vested participants could transfer employer matching contributions (see Note 6).

All participants who have attained age 50 before the close of the calendar year are eligible to make catch-up contributions.  These contributions are not treated as matchable contributions. Catch-up contributions can be made if the eligible participants make the maximum contribution permitted under the Plan for a plan year.  The limit for catch-up contributions is $5,000 in 2006.

The Code limits the amount of annual participant contributions that can be made on a before-tax basis to $15,000 for 2006.  Total compensation considered under the Plan, based on Code limits, and may not exceed $220,000 for 2006.  The Code also limits annual aggregate participant and employer contributions to the lesser of $44,000 or 100% of compensation in 2006.  All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the Code.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon.  Employer matching contributions vest at 20% per year of service, becoming fully vested after five years of service.  If participants terminate employment prior to being vested in their employer matching contributions the non-vested portion of their account is forfeited and may be used to reduce future employer matching contributions and to pay administrative expenses.  Forfeitures are recorded at the time vested benefits are distributed.  Employer matching contributions of approximately $1,744,000 and $1,490,000 were forfeited in 2006 and 2005, respectively.  The Company utilized forfeitures of approximately $1,402,000 to reduce matching contributions and $326,000 to pay administrative expenses during 2006.  As of December 31, 2006 and 2005, the Company had forfeitures of approximately $1,835,000 and $1,752,000, respectively, available to be used as noted above.

Loans Outstanding

Participants may request a loan for up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made.  The minimum loan available to a participant is $500.  The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in The Wall Street

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

Journal) on the first day of the calendar month in which the loan is approved. Principal and interest is payable not less than quarterly through payroll deductions.  Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan proceeds to the participant.  The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence.  Repayments of loan principal and interest are allocated in accordance with the participants’ then current investment elections.

The loans outstanding carry interest rates ranging from 4.01% to 11.50% as of December 31, 2006.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death.  In general, participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Participants in the Plan may withdraw part or all of their after-tax and rollover contributions.  Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon.  The Plan limits participants to two of the above withdrawal elections in each calendar year.

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship.  There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of employee contributions and earnings thereon plus the value of all vested employer matching contributions can be rolled over to a tax qualified retirement plan or an IRA or remain in the Plan rather than being distributed.  If the vested account balance is $1,000 or less and the participant does not make an election to rollover the vested account balance it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan’s investment funds.  Certain administrative expenses such as fees for accounting and employee communications may be paid by the Plan using forfeitures as described above or may be paid by the Company.  Recordkeeping

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

and trustee fees are paid from participant accounts. For 2006, $289,842 was paid to the Trustee, a party-in-interest, or its affiliates for trustee services provided during the year.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in conformity with accounting standards generally accepted in the United States of America.

In accordance with the Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and SOP 94-1-1 “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans”, contract value was determined to be the relevant measurement attribute for the portion of net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in fully benefit-responsive investment contracts through the INVESCO Fund.  As a result, the Statement of Net Assets Available for Benefits presents the INVESCO Fund at fair value with a separate adjustment from fair value to contract value for the portion of net assets attributable to each fully benefit-responsive investment contract.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis with respect to the fully benefit-responsive investment contracts.  The adoption of this FSP had no impact on the overall net assets of the Plan as these investment contracts were previously stated at contract value. Certain prior period amounts have been reclassified to conform to the current year presentation as a result of the adoption of this FSP.

Investment Valuation and Income Recognition

Short-term money market investments are carried at amortized cost which approximates fair value due to the short-term maturity of these investments.  CBS Corp., Viacom Inc. and Former Viacom class A and class B common stock is reported at fair value based on quoted market prices on national security exchanges.  Investments in registered investment companies are reported at fair value based on quoted market prices representing the net asset value of the shares held by the Plan. The fair value of investments in separate accounts is determined by the Trustee based upon the fair value of the underlying securities.  The fair values of investments in common collective trusts are determined by each fund’s trustee based upon the fair value of the underlying securities. Participant loans are recorded at cost, which approximates fair value.  Cash and cash equivalents are valued at cost plus accrued interest, which approximate market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

Security Transactions

Purchases and sales of securities are recorded on the trade date.  The average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

Interest in Master Trust Investment Accounts

The Company entered into a master trust agreement (the “Master Trust”) to invest the assets of the Plan as well as the Westinghouse Savings Program, a defined contribution plan also sponsored by the Company.  Pursuant to the Master Trust, the Trustee has created seven MTIAs.  The MTIAs consist of the INVESCO Fund, the Wellington Growth Portfolio, the Barclays Global Investors S&P 500 Index Fund, Mellon Bank EB SMAM Aggregate Bond Index Fund, Mellon Capital Tactical Asset Allocation Fund, Dodge & Cox Value Equity Fund and Franklin Portfolio Mid Cap Stock Fund.   The Mellon Bank EB SMAM Aggregate Bond Index Fund and Mellon Capital Tactical Asset Allocation Fund are each managed by a division or affiliate of the Trustee, a party-in-interest to the Plan.  Each of these MTIAs is maintained exclusively for the Master Trust.  Each participating plan has an undivided interest in the MTIAs.

The fair value of a unit of participation in the MTIAs is determined by the Trustee based on the fair value of the underlying securities. Net investment assets and net earnings/losses on the MTIAs are allocated daily to the plans investing in the MTIAs based on each plan’s proportionate interest.  The Plan’s interest in the MTIAs related earnings and expenses is  allocated to participants based on their respective account balances invested in the MTIAs. (See Note 9).

The INVESCO Fund invests primarily in benefit-responsive synthetic and traditional guaranteed investment contracts and separate accounts. The contract value of guaranteed investment contracts and synthetic investment contracts represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals.  The fair value of the fixed rate traditional guaranteed investment contracts and synthetic guaranteed investment contracts is determined by discounting the related cash flows, based on the contract duration, using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality.  The fair value of the wrapper contracts for synthetic guaranteed investment contracts is determined by reference to various inputs including the difference between the market rate for wrap fees and the actual wrap fees currently charged.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS 159”) effective as of the beginning of the first fiscal year that begins after November 15, 2007.  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  The Plan administrator is currently evaluating the impact of the adoption of SFAS 159 on the Plan’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  SFAS 157 establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement.   The Plan administrator is currently evaluating the impact the adoption of SFAS 157 will have on the Plan’s financial statements.

NOTE 4 — RISKS AND UNCERTAINTIES

The Plan provides for various investment options.  Investment securities are exposed to various risks such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in investment values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

NOTE 5 — INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	At December 31,
	2006	2005
Barclays Global Investors S&P 500 Index Fund MTIA	$472,634	$488,224
CBS Corp. Class B Common Stock	$147,759	$—
Viacom Inc. class B common stock	$122,961	$—
Former Viacom class B common stock (a)	$—	$355,221
Wellington Growth Portfolio MTIA	$95,488	$154,260
INVESCO Fund MTIA, at contract value	$553,976	$594,232

(a)            Includes nonparticipant-directed amount of $27,797,000 in 2005 (See Note 6).  The Share Conversion has not been reflected as of December 31, 2005 since trading of CBS Corp. and Viacom Inc. common stock did not commence until January 3, 2006.

During the year ended December 31, 2006 the Plan’s investments (including gains and losses on investments sold and held during the year) appreciated as follows:

Common stocks	$33,427
Commingled trusts	29,245
Registered investment companies (mutual funds)	27,345
Other	705
Net appreciation	$90,722

Investment Contracts

The INVESCO Fund invests in guaranteed investment contracts and synthetic guaranteed investment contracts. As described in Note 3, the guaranteed investment contracts are fully benefit-responsive and therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts.  In a guaranteed investment contract, a deposit in the fund is used by the issuer to purchase investments that are held in the issuer’s general accounts.  The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the fund. A synthetic guaranteed investment contract provides for guaranteed returns of principal over a specified period of time through benefit responsive wrapper contracts, issued by a third party insurance company or bank, which are backed by underlying assets.

The interest crediting rate reflects the rate earned by participants in the INVESCO Fund for the underlying investments.  The wrapper contracts amortize the realized and unrealized gains and

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate.  Interest crediting rates are typically reset on a monthly or quarterly basis and all wrapper contract issuers provide that adjustments to the interest crediting rate cannot result in a future interest crediting rate that is less than zero.  Certain factors can influence the future interest crediting rates including, the level of market interest rates, the amount and timing of participant contributions and withdrawals, the returns generated by the fixed income investments that back the contract and the duration of the underlying investments backing the contract.

In certain circumstances, the amounts withdrawn from the investment contracts will be paid at fair value rather than contract value.  These events include plan termination, a material adverse change to the provisions of the plan, an employer election to withdraw from the contract to switch to a different investment provider or if the terms of a successor plan do not meet the contract issuer’s underwriting criteria for issuance of a clone contract.  The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value.

The contract issuer is permitted to terminate the fully benefit-responsive investment contracts with the plan and settle at an amount different from contract value in certain events, including loss of the plan’s qualified status, an un-cured material breach of responsibility, or material adverse changes to the provisions of the Plan.

At December 31, 2006 and 2005, investments in the INVESCO Fund at contract value of $553,976,275 and $594,231,515, respectively, had fair values in the aggregate of $549,063,013 and $592,185,680, respectively.  The fair value of wrapper contracts was zero at both December 31, 2006 and 2005.

The average yields were as follows:

	At December 31,
	2006	2005
Based on actual earnings	5.0%	4.9%
Based on interest rate credited to participants	5.3%	4.8%

NOTE 6 — NONPARTICIPANT-DIRECTED INVESTMENTS

During 2006 employer matching contributions were initially invested entirely in CBS Corp. Class B Common Stock.  Participants are permitted to immediately transfer their Company matching contributions out of the CBS Corp. Class B Common Stock Fund and into any other investment option.  These matching contributions are not considered to be non-participant directed regardless of whether they are transferred by the employee. Prior to January 1, 2006,

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

participants could only transfer fully vested matching contributions.  These contributions were considered non-participant directed investments prior to vesting.

Information about the net assets of nonparticipant-directed investments is as follows:

	At December 31,
	2006	2005
Net Assets:
Former Viacom class A common stock (a)	$—	$67
Former Viacom class B common stock (a)	$—	$27,797

(a)             The Share Conversion has not been reflected as of December 31, 2005 since trading of CBS Corp. and Viacom Inc. common stock did not commence until January 3, 2006.

NOTE 7 — INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated May 20, 2003,  that the Plan continues to satisfy the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code.  The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code and as such does not require a new determination letter at this time. In addition, the Plan administrator does not believe that a new determination letter is required as a result of the Separation.

NOTE 8 — TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right, by action of its Board, to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

In the event of Plan termination, participants become fully vested.  Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

NOTE 9 — INVESTMENT IN MASTER TRUST INVESTMENT ACCOUNTS

The value of the Plan’s interest in the total net assets of each of the MTIAs at December 31, 2006 and 2005 was as follows:

	December 31,
	2006	2005
Barclays Global Investors S&P 500 Index Fund	83.78%	84.02%
Dodge & Cox Value Equity Fund	85.20%	91.43%
Franklin Portfolio Mid Cap Stock Fund	81.92%	82.02%
INVESCO Fund	100.00%	100.00%
Mellon Bank EB SMAM Aggregate Bond Index Fund	95.20%	95.95%
Mellon Capital Tactical Asset Allocation Fund	100.00%	100.00%
Wellington Growth Portfolio	78.65%	82.82%

See Note 3 for a description of the MTIAs.

The following table presents the investments held by the MTIAs:

	At December 31,
	2006	2005
Barclays Global Investors S&P 500 Index Fund (a)	$564,197	$581,051
Dodge & Cox Value Equity Fund, at fair value:
Common stocks	107,529	111,453
Common collective trust	6,529	4,865
Franklin Portfolio Mid Cap Stock Fund, at fair value:
Common stocks	58,954	63,142
Common collective trust	160	400
INVESCO Fund, at fair value: (a)
Bond Portfolio	19,667	20,513
Group trusts	518,845	563,034
Guaranteed investment contracts	—	969
Short term investment funds	10,551	7,670
Mellon Bank EB SMAM Aggregate Bond Index Fund (a)	44,695	63,129
Mellon Capital Tactical Asset Allocation Fund (a)	6,215	5,128
Wellington Growth Portfolio, at fair value:
Common stocks	121,033	185,027
Common collective trust	85	309
Net investments held by the MTIAs	$1,458,460	$1,606,690

(a)             Invested entirely in commingled trust funds.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

Investment income of the MTIAs was as follows:

Year Ended December 31, 2006

Dividends	$3,467
Guaranteed investment contracts	40
Interest income	430
Net appreciation of commingled trust funds	83,153
Net appreciation of Dodge & Cox Value Equity Fund	15,143
Net appreciation of Franklin Portfolio Mid Cap Stock Fund	3,561
Net appreciation of Wellington Growth Portfolio	4,866
Group Trusts	25,931
Bond Portfolio	919
Investment manager fees	(1,697)
Net investment income of the MTIAs	$135,813

NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2006	2005

Net assets available for benefits per the financial statements	$2,049,188	$2,292,764
Amounts allocated to withdrawing participants	(2,113)	(108)
Net assets available for benefits per the Form 5500	$2,047,075	$2,292,656

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2006

Benefits paid to participants per the financial statements	$220,205
Add: Amounts allocated to withdrawing participants at December 31, 2006	2,113
Less: Amounts allocated to withdrawing participants at December 31, 2005	(108)
Benefits paid to participants per the Form 5500	$222,210

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006 but were not paid as of that date.

NOTE 11 — SUBSEQUENT EVENTS

Effective June 1, 2007, the Plan was amended to convert the portion of the Plan invested in CBS Corp. Class A and Class B Common Stock to an Employee Stock Ownership Plan (“ESOP”).  As a result, the Plan will offer a cash dividend distribution option which will provide Plan participants with the option to elect to have cash dividends paid on vested shares of CBS Corp. Stock in the ESOP distributed to them.

Effective July 2007, the Viacom Inc. common stock fund, which invests solely in shares of Viacom Inc., will no longer be maintained as an investment option in the Plan.  Any investment remaining in the Viacom Stock Fund after June 30, 2007 will be automatically transferred to the Barclays S&P 500 Index Fund.

SCHEDULE H, line 4i

CBS 401 (k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(Dollars in thousands)

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Current Value

SELF DIRECTED ACCOUNTS			$22,922

CORPORATE STOCK-COMMON
* (1) CBS CORPORATION CLASS A COMMON STOCK			1,359
* (1) CBS CORPORATION CLASS B COMMON STOCK			147,709
* VIACOM INC. CLASS A COMMON STOCK			1,774
* VIACOM INC. CLASS B COMMON STOCK			122,675

TOTAL CORPORATE STOCK-COMMON			273,517

REGISTERED INVESTMENT COMPANIES
VANGUARD LIFESTRATEGY MODERATE GROWTH FUND			92,350
DFA U.S. SMALL CAP FUND			89,191
VANGUARD LIFESTRATEGY GROWTH FUND			46,091
VANGUARD LIFESTRATEGY CONSERVATIVE GROWTH FUND			19,633
VANGUARD CALVERT SOCIAL INDEX FUND			4,340

TOTAL REGISTERED INVESTMENT COMPANIES			251,605

COMMINGLED TRUST FUNDS
CAPITAL GUARDIAN INTL EQUITY FUND			84,810
CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND			70,837
* MELLON EB TEMPORARY INVESTMENT FUND			2,038

TOTAL COMMINGLED TRUST FUNDS			157,685

LOANS TO PARTICIPANTS	Various maturities and interest rates ranging from 4.01% to 11.50%		24,643

GRAND TOTAL			$730,372

*                    Identified as a party-in-interest to the Plan.

(1)             A portion of these assets are held in the self directed accounts

(2)             The above schedule does not include investments in the master trust investment accounts at fair value of $1,311,510

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CBS 401(k) PLAN

Date: June 28, 2007	By:	/s/ ANTHONY G. AMBROSIO
Anthony G. Ambrosio
Member of the Retirement Committee

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